Page 1 of 12 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. *)

                            KERZNER INTERNATIONAL, LTD.
              -----------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    P6065Y107
              -----------------------------------------------------
                                 (CUSIP Number)

                     Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 49th Floor, New York, NY 10153
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 21, 2006
               -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                    SEC 1746 (12-91)

CUSIP No. P6065Y107                                Page 2 of 12 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              135,000
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             5,436,145
   REPORTING      ------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               135,000
                  ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,652,145
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,787,145
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.8%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. P6065Y107                       Page 3 of 12 Pages
-----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             5,132,000
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,313,000
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,313,000
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.5%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. P6065Y107                        Page 4 of 12 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              135,000
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               304,145
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               135,000
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         339,145
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       474,145
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.3%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. P6065Y107                       Page 5 of 12 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,400,000
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,400,000
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,400,000
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.5%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. P6065Y107                   Page 6 of 12 Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS

       2(C) OR 2(E)    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              135,064
  BENEFICIALLY   -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             5,436,145
   REPORTING     -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               135,064
                 -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,652,145
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,787,209
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.8%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 7 of 12 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
                 Kerzner International, Ltd.
          (b)  Address of Issuer's Principal Executive Offices:
                 Executive Offices
                 Coral Towers
                 Paradise Island, The Bahamas
          (c)  Title and Class of Securities:
                 Ordinary Shares

Item 2.   Identity and Background
          This statement is filed jointly by the entities and persons listed below, which are sometimes referred to herein as "Reporting Persons"
          (a)  Name:
                 Baron Capital Group, Inc. ("BCG")
                 BAMCO, Inc. ("BAMCO")
                 Baron Capital Management, Inc. ("BCM")
                 Baron Asset Fund ("BAF")
                 Ronald Baron
          (b)  Business Address:
                 767 Fifth Avenue
                 New York, NY 10153
          (c)  Present Principal Business or Employment:
                 BCG:          Holding company
                 BAMCO:        Investment adviser
                 BCM:          Investment adviser
                 BAF:          Registered investment company
                 Ronald Baron: Chairman & CEO: BCG, BAMCO, BCM; CEO: BAF
                    767 Fifth Avenue
                    New York, NY 10153
          (d)  Record of Convictions:
                 During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e)  Record of Civil Proceedings:
                 Ronald Baron, without admitting or denying the allegations, consented to the entry of an SEC order on April 29, 2003, containing findings that Baron aided and abetted violations of
                 Section 15(c)(1)(A) of the Securities Act of 1934, and Baron agreed to cease and desist from committing or causing any violations and any future violations thereof. He also agreed to accept a censure and pay a civil penalty of $500,000.

                 During the last five years, no other Filing Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
                 BCG, BAMCO and BCM are New York corporations. BAF is a series of a Massachusetts business trust. Ronald Baron is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

                 Ronald Baron is the general partner of a limited partnership for his sons, which owns 64 shares of the Issuer directly, purchased by cash for an aggregate price of $1,280. BAMCO directed the purchase of 5,313,000 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $154,732,879. Of those shares, 2,400,000 were purchased for the account of BAF for a total price of $77,808,281. BCM directed the purchase of 339,145 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $8,897,033 and 135,000 shares of the Issuer for an investment partnership for an aggregate price of $3,043,497. All of the shares were paid for by cash assets in the respective clients' accounts and/or by margin borrowings pursuant to standard margin agreements.

                                                   Page 8 of 12 Pages

  Item 4.  Purpose of Transaction
            The Reporting Persons have previously filed a Schedule 13G with respect to the Ordinary Shares of Kerzner International. As a result of the matters reported in this Item 4, the Reporting Persons have determined to report their ownership of the shares on this
            Schedule 13D.

            During meetings between Howard Kerzner and Ronald Baron and BCG's general counsel on April 19 and April 20, 2006 in the offices of BCG, Mr. Baron informed Mr. Kerzner that, on behalf of investment advisory clients of BAMCO and BCM, he did not support the proposed "going private" transaction for Kerzner International at $76 per share. Mr. Baron suggested that the group headed by Mr. Kerzner raise their offer to purchase Kerzner International to $80 per share. He stated that BAMCO and BCM would, on behalf of mutual funds and certain other accounts, be more likely to support the transaction if their clients were allowed to invest in the new company. Mr. Baron proposed to invest at least $200 million of equity on behalf of investment advisory clients in the new company.

            Mr. Baron subsequently spoke to Eric Siegel, the head of Kerzner International's special committee charged with evaluating this transaction, and Mr. Siegel's counsel by telephone. During that telephone call, Mr. Baron said he was not interested in selling shares of Kerzner International owned by BAMCO and BCM clients that could invest in the new company to another party unless the price were substantially higher than $80 per share. He also informed Mr. Siegel that he was not interested in investing in Kerzner International as a privately owned business on behalf of clients if that company were managed by anyone but Mr. Kerzner and his father, Solomon Kerzner. Mr. Baron told Mr. Siegel that, in his considered judgment, a transaction with the Kerzner family continuing as management not only offered Kerzner International prospects for further growth but provided a high degree of certainty that this proposed transaction could be completed rapidly.

            The Reporting Persons intend to review their investment in Kerzner International on a continuing basis and may engage in discussions with management and the board of directors of Kerzner International concerning the business, operations and future plans of Kerzner International. Depending on various factors including, without limitation, Kerzner International's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in Kerzner International as they deem appropriate, including, without limitation, seeking Board representation, engaging financial, legal and other advisors, making proposals to Kerzner International concerning changes to the capitalization, ownership structures or operations of the company, changes to the overall strategic direction of the company, merger and/or sale opportunities, communicating with other shareholders regarding the company, purchasing additional shares, selling some or all of their shares, or changing their intention with respect to any and all matters referred to in this Item 4.

            Except as set forth herein, the Reporting Persons have no present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

                                              Page 9 of 12 Pages

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned*:
               BCG:             5,787,145         15.8%
               BAMCO:           5,313,000         14.5%
               BCM:               474,145          1.3%
               BAF:             2,400,000          6.5%
               Ronald Baron:    5,787,209         15.8%

           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                     BCG:               135,000
                     BAMCO:                   0
                     BCM:               135,000
                     BAF:                     0
                     Ronald Baron:      135,064
               (ii)  shared power to vote or direct the vote:
                     BCG:             5,436,145
                     BAMCO:           5,132,000
                     BCM:               304,145
                     BAF:             2,400,000
                     Ronald Baron:    5,436,145
              (iii)  sole power to dispose or to direct the disposition:
                     BCG:               135,000
                     BAMCO:                   0
                     BCM:               135,000
                     BAF:                     0
                     Ronald Baron:      135,064
               (iv)  shared power to dispose or direct the disposition:
                     BCG:             5,652,145
                     BAMCO:           5,313,000
                     BCM:               339,145
                     BAF:             2,400,000
                     Ronald Baron:    5,652,145

                     *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to the BAF shares) and pursuant to investment advisory relationships with advisory clients. Reporting Persons disclaim beneficial ownership of the shares for which they share power.

           (c) A schedule of transactions effected in the last sixty days is attached hereto.

           (d) Ownership of More than Five Percent on Behalf of Another
               Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

           (e) Ownership of Less than Five Percent:
               Not applicable.

                                              Page 10 of 12 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer:
          Except as described herein, no contract arrangement, relationship or understanding(either oral or written) exists with the Reporting Persons as to the acquisition, disposition, voting or holding of their shares.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.

 Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:   April 21, 2006


                                Baron Capital Group, Inc.,
                                BAMCO, Inc., and
                                Baron Capital Management, Inc.
                                By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, Chairman and CEO


                                Baron Asset Fund
                                By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, CEO


                                Ronald Baron, Individually
                                By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron